Exhibit (a)(2)
INCO RESPONDS TO CVRD OFFER
Senior Management Authorized to Engage in
Discussions and Negotiations with CVRD
Inco Continues to Recommend that Shareholders Reject the Teck Offer and Not Tender their Inco Shares to the Teck Offer
Toronto, August 15, 2006 — Inco Limited (TSX, NYSE: N) today announced its formal response to the offer commenced yesterday by Companhia Vale do Rio Doce (“CVRD”) to purchase for cash all of the outstanding common shares of Inco (the “CVRD Offer”).
Inco’s Board of Directors carefully reviewed and considered the CVRD Offer, in consultation with its financial and legal advisors and in the context of its legal obligations under its existing Combination Agreement with Phelps Dodge Corporation (“Phelps Dodge”). Subject to certain exceptions, the Combination Agreement between Inco and Phelps Dodge requires that Inco’s Board of Directors continue to recommend that Inco shareholders vote in favour of the arrangement between Inco and Phelps Dodge unless it determines that an acquisition proposal (in this case, the CVRD Offer) constitutes a “superior proposal” and certain other requirements are met. The Board did not make the determination that the CVRD Offer is a “superior proposal” for purposes of the Combination Agreement and accordingly continues to recommend that Inco shareholders vote in favour of the proposed combination between Inco and Phelps Dodge. However, the Board did determine, based on information then available and after consultation with its advisors, that the CVRD Offer could reasonably be expected to result in a ''superior proposal’’ for purposes of the Combination Agreement. This determination allows Inco to engage in discussions and negotiations with CVRD pursuant to the terms of the Combination Agreement and, accordingly, the Board has authorized Inco’s senior management and its advisors to engage in such discussions and negotiations.

The CVRD Offer is open for acceptance until September 28, 2006 and is subject to a number of conditions. Accordingly, there is no necessity for Inco shareholders to take any action with respect to the CVRD Offer at this time. At this time, the Inco Board of Directors has determined to remain neutral and to make no recommendation to Inco shareholders in respect of the CVRD Offer.
In connection with the CVRD Offer, the Company is filing today a Directors’ Circular with Canadian securities regulatory authorities and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “CVRD 14D-9”) with the United States Securities and Exchange Commission (the “SEC”). The Directors’ Circular will be mailed to Inco shareholders tomorrow. Inco shareholders are urged to read the Directors’ Circular and the CVRD 14D-9 and any amendments thereto because they contain important information. Investors can obtain a free copy of these documents and any amendments thereto on Inco’s corporate website at www.inco.com, the Canadian securities regulators website at www.sedar.com, or the SEC’s website at www.sec.gov.
Inco is also filing today a Notice of Change to Directors’ Circular with Canadian securities regulatory authorities and an amendment to Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the unsolicited offer by Teck Cominco Limited (“Teck”) to purchase all of the common shares of Inco that it does not already own (the “Teck Offer”). The Notice of Change restates the Board’s unanimous recommendation that Inco shareholders reject the Teck Offer and not tender their shares to the Teck Offer. The Inco Board had previously determined, based on information then available and after consultation with its advisors, that the Teck Offer could reasonably be expected to result in a ''superior proposal’’ for purposes of the Combination Agreement. This determination allowed Inco to engage in discussions and negotiations with Teck pursuant to the terms of the Combination Agreement and, accordingly, the Board authorized Inco’s senior management and its advisors to engage in such discussions and negotiations. On August 8, 2006, Teck announced that it had no plans to enter into discussions or negotiations with Inco regarding the Teck Offer. Inco shareholders are urged to read the Notice of Change to Directors’ Circular and Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto that have been filed or will be filed in the future because they contain important information. Investors can obtain a free copy of these documents and any amendments on Inco’s corporate website at www.inco.com, the Canadian securities regulators website at www.sedar.com, or the SEC’s website at www.sec.gov.
Important Legal Information
In response to the takeover offer by CVRD, Inco will file with the U.S. Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 (THE “CVRD 14D-9”). INCO’S SECURITY HOLDERS ARE URGED TO READ THE CVRD 14D-9, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT CVRD’S PROPOSED COMBINATION WITH INCO.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN RESPONSE TO THE TAKEOVER OFFER BY TECK COMINCO LIMITED (“TECK COMINCO”) THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS THERETO THAT INCO HAS FILED AND MAY IN THE FUTURE FILE (THE “TECK COMINCO 14D-9”), AS IT CONTAINS IMPORTANT INFORMATION ABOUT TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge by way of a statutory plan of arrangement (the “Proposed Arrangement”). On August 11, 2006, Inco filed a Management Information Circular regarding the Proposed Arrangement with the Canadian securities regulatory authorities and the SEC, and on August 14, 2006, Inco mailed the Management Information Circular to Inco shareholders. Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the Proposed Arrangement with the SEC (the “PD Proxy Statement”). WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED ARRANGEMENT. WE URGE INVESTORS TO CAREFULLY READ THE PD PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED ARRANGEMENT.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of the Proposed Arrangement. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors is included in the Management Information Circular and will be included in the PD Proxy Statement.

Investors and security holders may obtain copies of the CVRD 14D-9 (when it becomes available), the Teck 14D-9, the Management Information Circular, the PD Proxy Statement and Inco’s and Phelps Dodge’s other public filings made from time to time by Inco and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The CVRD 14D-9, the Teck 14D-9, the Management Information Circular, and Inco’s other public filings may also be obtained free of charge at www.inco.com or by contacting Inco’s media or investor relations departments.

August 15, 2006

IN 06/43

For further information: Media Relations:

Inco Limited	Steve Mitchell (416) 361-7950

Investor Relations: or www.inco.com	Sandra Scott (416) 361-7758